UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

PENINSULA ACQUISITION CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	000-55832	82-1858829
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road, Suite 324A, Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

(561) 989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: January 29, 2020

Peninsula Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431
Tel: (561) 989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

January 29, 2020

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Peninsula Acquisition Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PENINSULA ACQUISITION CORPORATION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, President and Director of Peninsula Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431; telephone: (561) 989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Secretary and Director

Boca Raton, Florida
January 29, 2020

INTRODUCTION

This Information Statement is being mailed to the holders of record as of January 27, 2020 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Peninsula Acquisition Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Transphorm, Inc., a Delaware corporation (“Transphorm”), pursuant to which Merger Sub would merge with and into Transphorm, with Transphorm continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Transphorm and Merger Sub (the “Merger Agreement”). This Information Statement is being mailed on or about January 29, 2020 to the holders of record of our Common Stock as of January 27, 2020.

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of Transphorm stock will be converted into shares of our Common Stock, such that the holders of Transphorm stock before the proposed Merger will own more than 90% of the outstanding shares of our Common Stock after the Merger.

The proposed Merger Agreement also contemplates a change in the composition of the entire Board at the effective time of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5) and elect Brittney Bagley, David Kerko, Umesh Mishra, Mario Rivas and Eiji Yatagawa to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of January 27, 2020 on or about January 29, 2020.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of January 27, 2020, there were 2,307,699 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Transphorm, at the Effective Time of the Merger, Transphorm will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time, which will be no earlier than the New Board Effective Date. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5) and elect Brittney Bagley, David Kerko, Umesh Mishra, Mario Rivas and Eiji Yatagawa to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Transphorm prior to the New Board Effective Date.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	43	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mark Tompkins	56	Director

Ian Jacobs has served as President, Chief Executive Officer, Chief Financial Officer, Secretary and as a director of the Company since inception. Mr. Jacobs has also served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and director of Malo Holdings Corporation since December 2018. Mr. Jacobs has also served as a director of Olivia Ventures, Inc. and as its President, Secretary, Chief Executive Officer and Chief Financial Officer since March 2018. Mr. Jacobs served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, and Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology.

Mark Tompkins has served as a director of the Company since inception. Mr. Tompkins has also served as a director of Malo Holdings Corporation and Olivia Ventures, Inc. since December 2018 and March 2018, respectively. Mr. Tompkins served as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, and Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Mario Rivas	65	Chief Executive Officer and Director
Cameron McAulay	44	Chief Financial Officer
Umesh Mishra	62	Chief Technology Officer and Director
Primit Parikh	48	Chief Operating Officer
Brittany Bagley	36	Director
David Kerko	46	Director
Eiji Yatagawa	42	Director

Executive Officers

Mario Rivas has served as a member of Transphorm’s board of directors since June 2015. Mr. Rivas has also served as Chief Executive Officer of Transphorm since October 2015. Prior to joining Transphorm, Mr. Rivas was Vice President of Strategy and Business Development of Digital Heat Corporation, a manufacturer of electric eyelid heaters, from July 2013 to September 2015, President and Chief Executive Officer of ANADIGICS, Inc., a semiconductor company, from January 2009 to April 2011, and Chief Executive Officer of Quartics, Inc., a fabless semiconductor and software company, from September 2008 to January 2009. Prior to that, Mr. Rivas held executive positions at Advanced Micro Devices, Inc., Philips Semiconductors and Motorola Semiconductor. He holds a B.S. in Electrical Engineering from the Universidad Centroamericana José Simeón Cañas and an M.S. in Semiconductor Physics and an M.S. in Management from Rensselaer Polytechnic Institute.

Mr. Rivas is expected to be selected to serve on the Company’s Board due to his significant management experience and experience in the technology industry.

Cameron McAulay has served as Transphorm’s Chief Financial Officer since November 2015. Prior to joining Transphorm, Mr. McAulay served as Finance Director, Global Customer Organization and Director of Internal Audit with KLA-Tencor Corporation from December 2012 to November 2015. He also served as Finance Director and Group Financial Controller at Atmel Corporation from November 2011 to December 2012 and had a 7-year tenure at National Semiconductor Corporation in a variety of Operational and Corporate leadership positions including Chief Audit Executive. Mr. McAulay holds a BSc. Mathematics, Statistics and Accountancy from Strathclyde University and is a member of the Chartered Accountants of Scotland.

Umesh Mishra is a co-founder of Transphorm and has served as a member of Transphorm’s board of directors since March 2007. Dr. Mishra has also served as Transphorm’s Chief Technology Officer since March 2007. Previously, Dr. Mishra was Chief Executive Officer of Transphorm from 2007 to 2013. Prior to co-founding Transphorm, Dr. Mishra co-founded Nitres Inc. in 1996. Nitres, the first company to develop GaN LEDs and transistors, was acquired by Cree, Inc. in 2000. Dr. Mishra has also been a Professor of Electrical and Computer Engineering at the University of California, Santa Barbara since 1990. He holds a B.S. Tech from the Indian Institute of Technology, an M.S. from Lehigh University and a Ph.D. from Cornell University.

Dr. Mishra is expected to be selected to serve on the Company’s Board due to his deep knowledge of Transphorm, his significant experience in the technology industry and his technical expertise.

Primit Parikh is a co-founder of Transphorm and has served as Transphorm’s Chief Operating Officer since 2007, as well as a member of the board of directors of Transphorm Japan, Inc. since 2014. With over 20 years of semiconductor and entrepreneurial experience, his background includes experience with capital raises, international markets and strategic partnerships, products and manufacturing, intellectual property, GaN and semiconductor technology, and government contracting. Dr. Parikh co-leads overall strategy for Transphorm and is an executive champion for key customer and partner relationships. Prior to Transphorm, Dr. Parikh led GaN electronics at Nitres Inc. until its acquisition in 2000 by Cree, where he was responsible for RF GaN electronics, as well as cross functional programs in LED technology. Dr. Parikh has co-authored more than 75 publications and holds more than 40 patents. He holds a B.Tech. in Electrical Engineering from IIT, Mumbai and a Ph.D. in Electrical and Computer Engineering from the University of California, Santa Barbara.

Non-Employee Directors

Brittany Bagley has served as a member of Transphorm’s board of directors since June 2015. Ms. Bagley has served as Chief Financial Officer of Sonos, Inc. (“Sonos”), a leading sound experience system provider, since April 2019, and served on Sonos’s board of directors from September 2017 to April 2019. From December 2017 to April 2019, Ms. Bagley served as a Managing Director of KKR, a global investment firm, and previously served in other roles at KKR from July 2007 to December 2017. Prior to joining KKR, Ms. Bagley was an analyst at The Goldman Sachs Group, Inc., an investment banking firm. She holds a B.A. from Brown University.

Ms. Bagley is expected to be selected to serve on the Company’s Board due to her depth of experience in financial and investment matters and experience with a broad range of technology companies.

David Kerko has served as a member of Transphorm’s board of directors since June 2015. Mr. Kerko was a Member at KKR from 2010 to 2015, including serving as Co-head of KKR’s Technology Group from 2013 to 2015, and has been an advisor to KKR since 2015. Mr. Kerko joined KKR in 1998 and is a former member of the Technology industry team within KKR’s private equity platform. He was actively involved in KKR’s investments in Borden, Toys ‘R’ Us, The Analytic Sciences Corporation (“TASC”), NXP (formerly Philips Semiconductors), Savant Systems and Sonos. Prior to joining KKR, Mr. Kerko was with Gleacher NatWest Inc. where he was involved in a broad range of merger and acquisition transactions and financing work. Mr. Kerko has served as a director and member of the audit and compensation committees of Science Applications International Corporation (NYSE: SAIC) since January 2019, as a director of TE Connectivity Ltd. (NYSE: TEL) since March 2019, and as a director and member of the audit and compensation committees of Nebula Acquisition Corporation (NASDAQ: NEBU) since January 2018. Mr. Kerko is also currently a director of Savant Systems, LLC, a privately-held, smart home technology company. Mr. Kerko was a director of Engility Holdings, Inc. from 2015 until its acquisition by SAIC in January 2019, and a director of TASC, a privately-held, engineering services company, from 2009 to 2015. He holds a B.S. from The Wharton School at the University of Pennsylvania and a B.S.E., summa cum laude, from the School of Engineering and Applied Science at the University of Pennsylvania.

Mr. Kerko is expected to be selected to serve on the Company’s Board due to his significant experience advising emerging and established companies with respect to strategic planning, corporate finance, manufacturing and operations, global business management and public markets strategy, particularly in the technology industry, as well as his service on the boards of directors of several public and private companies.

Eiji Yatagawa has served as a member of Transphorm’s board of directors since June 2015. Mr. Yatagawa joined KKR in 2006 and is a Member on the Private Equity team. Prior to joining KKR, Mr. Yatagawa was an associate in Goldman Sachs & Co.’s investment banking team from 2002 to 2006. Mr. Yatagawa currently serves on the board of directors of several privately-held companies. He holds a B.S. in Mathematical Engineering and an M.S. in Mathematical Engineering from the University of Tokyo.

Mr. Yatagawa is expected to be selected to serve on the Company’s Board due to his significant experience in financial and investment matters and experience within the technology sector.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to five (5) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

Transactions with Related Persons

Peninsula Acquisition Corporation

On June 14, 2017, the Company issued (i) an aggregate of 2,157,699 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $23,375 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 150,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $1,625, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person.  The share amounts take into account the 2.3077-for-1 forward stock split of our issued and outstanding shares of Common Stock, effective as of February 27, 2019. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On May 31, 2017, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall accrue on the outstanding principal amount of the note on the basis of a 360-day year from the date of borrowing until paid in full at the rate of six percent (6%) per annum. In the event that an Event of Default (as defined in the note) has occurred, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of December 31, 2019, the amount due was $127,637, including accrued interest of $10,027.

The Company currently uses the office space and equipment of its management at no cost.

Transphorm, Inc.

As described above, our proposed members of the Board on the New Board Effective Date are Brittney Bagley, David Kerko, Umesh Mishra, Mario Rivas and Eiji Yatagawa. In addition, Mr. Rivas, our proposed Chief Executive Officer following the Merger, is the Chief Executive Officer of Transphorm; Mr. McAulay, our proposed Chief Financial Officer following the Merger, is the Chief Financial Officer of Transphorm; Dr. Parikh, our proposed Chief Operating Officer following the Merger, is the Chief Operating Officer of Transphorm; and Dr. Mishra, our proposed Chief Technology Officer following the Merger, is the Chief Technology Officer of Transphorm.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, following the proposed Merger, Mario Rivas, Umesh Mishra and Eiji Yatagawa would not be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on May 31, 2017 and selected June 30 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended June 30, 2019. The Board has conducted all of its business and approved all corporate action during the fiscal year ended June 30, 2019 through three unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and on the New Board Effective Date, the Board will initially comprise five (5) directors, consisting of Brittney Bagley, David Kerko, Umesh Mishra, Mario Rivas and Eiji Yatagawa.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Peninsula Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Transphorm, Inc., 75 Castilian Dr., Goleta, California 93117, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect to assume Transphorm’s existing equity incentive plans and adopt a new equity incentive plan proposed by Transphorm that would be effective upon completion of the proposed Merger.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of January 15, 2020 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of January 15, 2020, 2,307,699 shares of our Common Stock were issued and outstanding (taking into account the 2.3077-for-1 forward stock split of our issued and outstanding shares of Common Stock, effective as of February 27, 2019). Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger		Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	150,000	(1)	6.5%
Mark Tompkins App 1, Via Guidino 23, 6900 Lugano-Paradiso Switzerland	Director	2,157,699	(2)	93.5%
All directors and executive officers as a group (2 persons)		2,307,699	(3)	100%

Other More than 5% Stockholders:
N/A		—		—

(1)	Consists of 150,000 shares of our Common Stock.

(2)	Consists of 2,157,699 shares of our Common Stock.

(3)	Consists of 2,307,699 shares of our Common Stock.

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned as of January 15, 2020, assuming the closing of the proposed Merger, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 29,808,364 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated forfeiture and cancellation of 657,699 shares and 25,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, respectively, and the issuance of 25,000 shares of Common Stock to a service provider immediately prior to the Effective Time, but does not include shares of Common Stock to be issued upon the consummation of a potential private placement offering that we expect will be consummated immediately after the proposed Merger.

One or more persons in the table below may purchase shares of Common Stock in the private placement offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the private placement offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the private placement offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is Transphorm, Inc., 75 Castilian Drive, Goleta, CA 93117.

Name	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned
Expected 5% Stockholders
KKR Phorm Investors L.P.	19,928,528	(1)	66.9%
Nexperia B.V.	4,000,000	(2)	13.4%
Yaskawa Electric Corporation	3,000,561	(3)	9.1%
Mark Tompkins	1,500,000	(4)	5.0%

Expected Directors and Named Executive Officers
Mario Rivas	358,578	(5)	1.2%
Cameron McAulay	118,627	(5)	*
Primit Parikh, Ph.D.	347,416	(6)	1.2%
Brittany Bagley	—		*
David Kerko	—		*
Umesh Mishra, Ph.D.	462,007	(7)	1.5%
Eiji Yatagawa	—		*
All expected directors and executive officers as a group (7 persons)	1,286,628	(8)	4.3%

*	Indicates beneficial ownership of less than 1% of our outstanding shares of Common Stock.
(1)	The principal business address of KKR Phorm Investors L.P. is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.
(2)	The principal business address of Nexperia B.V. is Jonkerbosplein 52, 6534 AB Nijmegen, The Netherlands.
(3)	All such shares of Common Stock are issuable upon conversion of a convertible promissory note. The principal business address of Yaskawa Electric Corporation is 2-1 Kurosakishiroishi, Yahatanishi-ku, Kitakyushu 806-0004, Japan.
(4)	Mr. Tompkins’s address is App 1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland.
(5)	All such shares of Common Stock are issuable pursuant to stock options that are exercisable within 60 days of January 15, 2020.
(6)	Consists of (i) 66,910 shares of Common Stock held by Dr. Parikh and (ii) 280,506 shares of Common Stock issuable pursuant to stock options that are exercisable within 60 days of January 15, 2020.
(7)	Consists of (i) 82,909 shares of Common Stock held by Dr. Mishra and (ii) 379,098 shares of Common Stock issuable subject to stock options that are exercisable within 60 days of January 15, 2020.
(8)	Includes 1,136,809 shares of Common Stock issuable pursuant to stock options held by all expected directors and executive officers that are exercisable within 60 days of January 15, 2020.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.